UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Turquoise Hill Resources Ltd.

(Name of the Issuer)

Turquoise Hill Resources Ltd.

Rio Tinto plc

Rio Tinto International Holdings Limited

7999674 Canada Inc.

46117 Yukon Inc.

535630 Yukon Inc.

(Names of Persons Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

900435108

(CUSIP Number of Class of Securities)

Dustin Isaacs Turquoise Hill Resources Ltd. Suite 3680 – 1 Place Ville Marie, Montreal, Quebec H3B 3P2, Canada, +1 514-848-1567	Steven Allen Company Secretary Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom +44 (0) 20 7781 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

Adam Givertz Ian Hazlett Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 +1 212-373-3000	Alex Moore Blake, Cassels & Graydon LLP 199 Bay St., Suite 4000 Toronto, Ontario M5L 1A9 +1 416-863-2400	Steve Malas Norton Rose Fulbright Canada LLP 1 Place Ville Marie Montreal, Quebec H3B 1R1 +1 514-847-4747	Shea Small McCarthy Tétrault LLP Box 48, Suite 5300 TD Bank Tower Toronto, Ontario M5K 1E6 +1 416-362-1812	Scott Miller Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 +1 212-558-4000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 5 to Schedule 13E-3 (together with the exhibits hereto, this “Final Amended Schedule 13E-3” or “Final Amended Transaction Statement”), which amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2022 (as amended by Amendment No. 1 to Schedule 13E-3, filed with the SEC on October 12, 2022, Amendment No. 2 to Schedule 13E-3, filed with the SEC on November 3, 2022, Amendment No. 3 to Schedule 13E-3, filed with the SEC on November 21, 2022, and Amendment No. 4 to Schedule 13E-3, filed with the SEC on November 25, 2022, together, the “Initial Schedule 13E-3”), is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.), a corporation continued under the laws of Yukon, Canada and the issuer of the common shares, no par value (the “Shares”) that is subject to the Rule 13e-3 transaction (“Turquoise Hill” or the “Corporation”); (ii) Rio Tinto plc, a public limited company incorporated under the laws of England and Wales (the “Parent”); (iii) Rio Tinto International Holdings Limited, a company incorporated under the laws of England and Wales (“RTIH” or the “Purchaser”); (iv) 7999674 Canada Inc., a company incorporated under the federal laws of Canada (“7999674 Inc.”); (v) 46117 Yukon Inc., a company incorporated under the laws of Yukon, Canada (“46117 Inc.”); and (vi) 535630 Yukon Inc., a company incorporated under the laws of Yukon, Canada (“535630 Inc.” and, together with the Parent, the Purchaser, 7999674 Inc. and 46117 Inc., the “Rio Tinto Filers”).

This Final Amended Transaction Statement relates to the Arrangement Agreement (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Arrangement Agreement”), which the Corporation, the Purchaser and the Parent entered into on September 5, 2022, and which was subsequently amended on November 24, 2022, and pursuant to which, on December 16, 2022, the Purchaser, a wholly owned subsidiary of the Parent, acquired all of the issued and outstanding Shares of the Corporation that the Parent or its affiliates did not directly or indirectly own through a Plan of Arrangement (the “Plan of Arrangement”) pursuant to Section 195 of the Business Corporations Act (Yukon) (“YBCA”), and the Corporation became an indirectly wholly owned subsidiary of the Parent (the “Arrangement”). A copy of the Plan of Arrangement is included as Appendix B to the Management Proxy Circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”).

This Final Amended Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Initial Schedule 13E-3.

Capitalized terms used but not expressly defined in this Final Amended Schedule 13E-3 are given the respective meanings given to them in the Circular or the Initial Schedule 13E-3, as applicable.

All information set forth in this Final Amended Transaction Statement should be read together with the information contained or incorporated by reference in the Initial Schedule 13E-3.

All information contained in, or incorporated by reference to, this Final Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 15. Additional Information.

(c) Other Material Information. A special meeting of the Corporation’s shareholders (the “Meeting”) was initially called for November 1, 2022 and, following several postponements, was held on December 9, 2022, to consider and, if thought advisable, pass a special resolution approving the Arrangement in the form attached as Appendix A to the Circular (the “Arrangement Resolution”). At the Meeting, the Arrangement Resolution was approved by 86.58% of the votes cast by the Corporation’s shareholders, voting together as a single class, as well as 60.51% of the votes cast by the Corporation’s shareholders, excluding votes attached to the Shares beneficially owned by the Parent or its affiliates, as required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. On December 14, 2022, the Supreme Court of Yukon issued a final order approving the Plan of Arrangement. The Arrangement was completed on December 16, 2022.

As a result of the Arrangement, the Shares will no longer be listed on the Toronto Stock Exchange and the New York Stock Exchange (“NYSE”). The NYSE has filed an application on Form 25 with the SEC to remove the Shares from listing on the NYSE and withdraw registration of the Shares under Section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Corporation intends to apply to have the Shares delisted from the Toronto Stock Exchange. In addition, the Purchaser intends to cause the Corporation to submit an application to cease to be a reporting issuer under applicable Canadian securities law, and to cause the Corporation to file a certification and notice on Form 15 with the SEC to suspend its reporting obligations under U.S. securities laws, and to otherwise terminate the Corporation’s public reporting requirements. The Corporation’s reporting obligations under Section 12(g) of the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)*	Management Information Circular of Turquoise Hill Resources Ltd. dated September 27, 2022

(a)(2)(ii)*	Form of Proxy Card

(a)(2)(iii)*	Voting Instruction Form

(a)(2)(iv)*	Letter of Transmittal

(a)(2)(v)*	Notice of Special Meeting of Shareholders of Turquoise Hill Resources Ltd. (incorporated herein by reference to the Circular)

(a)(2)(vi)*	Letter to Shareholders of Turquoise Hill Resources Ltd. (incorporated herein by reference to the Circular)

(a)(2)(vii)*	Supplement dated November 24, 2022 to the Management Information Circular dated September 27, 2022

(a)(2)(viii)*	Dissent Election Form

(a)(5)(i)*	Press release of Turquoise Hill Resources Ltd. dated September 5, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on September 6, 2022)

(a)(5)(ii)*	Press release of Rio Tinto plc dated September 6, 2022 (incorporated herein by reference to Exhibit B to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(a)(5)(iii)*	Other Shareholder Materials

(a)(5)(iv)*	Press release of Turquoise Hill Resources Ltd. dated September 29, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on September 29, 2022)

(a)(5)(v)*	Press release of Turquoise Hill Resources Ltd. dated October 4, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 4, 2022)

(a)(5)(vi) *	Press Release of Turquoise Hill Resources Ltd. dated October 12, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 12, 2022)

(a)(5)(vii)*	Press Release of Turquoise Hill Resources Ltd. dated October 19, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 19, 2022)

(a)(5)(viii)*	Press Release of Turquoise Hill Resources Ltd. dated October 24, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 24, 2022)

(a)(5)(ix)*	Press Release of Turquoise Hill Resources Ltd. dated October 26, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 26, 2022)

(a)(5)(x)*	Press Release of Turquoise Hill Resources Ltd. dated October 31, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 31, 2022)

(a)(5)(xi)*	Press Release of Turquoise Hill Resources Ltd. dated November 1, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on November 1, 2022)

(a)(5)(xii)*	Press Release of Rio Tinto plc dated November 1, 2022 (incorporated herein by reference to Exhibit C to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on November 2, 2022)

(a)(5)(xiii)*	Press Release of Turquoise Hill Resources Ltd. dated November 2, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on November 2, 2022)

(a)(5)(xiv)*	Press Release of Rio Tinto International Holdings Limited dated November 17, 2022 (incorporated herein by reference to Exhibit C to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on November 17, 2022)

(a)(5)(xv)*	Press Release of Turquoise Hill Resources Ltd. dated November 18, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on November 18, 2022)

(a)(5)(xvi)*	Press Release of Turquoise Hill Resources Ltd. dated November 24, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on November 25, 2022)

(a)(5)(xvii)	Press Release of Turquoise Hill Resources Ltd. dated December 9, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on December 9, 2022)

(a)(5)(xviii)	Press Release of Rio Tinto plc dated December 9, 2022

(a)(5)(xiv)	Voting Results of Turquoise Hill Resources Ltd. dated December 9, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on December 9, 2022)

(a)(5)(xv)	Press Release of Turquoise Hill Resources Ltd. dated December 14, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on December 14, 2022)

(c)(i)*	Formal Valuation and Fairness Opinion of TD Securities Inc. (incorporated herein by reference to Appendix C to the Circular)

(c)(ii)*	Fairness Opinions of BMO Nesbitt Burns Inc. (incorporated herein by reference to Appendix D to the Circular)

(c)(iii)**	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on June 27, 2022

(c)(iv)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on July 11, 2022

(c)(v)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on July 14, 2022

(c)(vi)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 7, 2022

(c)(vii)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 8, 2022

(c)(viii)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 25, 2022

(c)(ix)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 30, 2022

(c)(x)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 31, 2022

(c)(xi)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on September 5, 2022

(c)(xii)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on June 27, 2022

(c)(xiii)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on July 6, 2022

(c)(xiv)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on August 31, 2022

(d)(i)*	Arrangement Agreement dated September 5, 2022, among Turquoise Hill Resources, Rio Tinto International Holdings Limited and Rio Tinto plc (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(d)(iii)*	Agreement, dated November 1, 2022, among Pentwater Capital Management LP and the other parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on November 1, 2022)

(d)(iv)*	Agreement, dated November 1, 2022, among Sailingstone Capital Partners LLC and the other the parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc (incorporated herein by reference to Exhibit B to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on November 1, 2022)

(d)(v)*	Termination Agreement, dated November 17, 2022, among Pentwater Capital Management LP and the other parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on November 17, 2022)

(d)(vi)*	Termination Agreement, dated November 17, 2022, among Sailingstone Capital Partners LLC and the other the parties listed on Schedule A thereto, Rio Tinto International Holdings Limited and Rio Tinto Plc (incorporated herein by reference to Exhibit B to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on November 17, 2022)

(d)(vii)*	Amendment No. 1 to the Arrangement Agreement, dated November 24, 2022, among Turquoise Hill Resources, Rio Tinto International Holdings Limited and Rio Tinto plc

(e)(i)*	Third Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated September 5, 2022 (incorporated herein by reference to Exhibit C to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(e)(ii)*	Early Advance Funding Agreement between Cuprum Metals Pte Ltd, Turquoise Hill Resources Ltd. and Rio Tinto International Holdings Limited, dated September 5, 2022 (incorporated herein by reference to Exhibit D to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(e)(iii)*	Binding Term Sheet between Turquoise Hill Resources Ltd. and Rio Tinto plc through its wholly-owned subsidiary, Rio Tinto International Holdings Limited dated August 31, 2022 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on August 31, 2022)

(e)(iv)*	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated May 18, 2022 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on May 19, 2022)

(e)(v)*	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated January 24, 2022 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on January 25, 2022)

(e)(vi)*	Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated April 9, 2021 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on April 9, 2021)

(f)(i)*	Interim Order (incorporated herein by reference to Appendix E to the Circular)

(f)(ii)*	Section 193 of the Yukon Business Corporation Act – Rights of Dissenting Shareholders (incorporated herein by reference to Appendix G to the Circular)

(f)(iii)*	Amended Interim Order (incorporated herein by reference to Appendix B to the Circular Supplement)

107*	Filing Fee Table

*	Previously filed.

**	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Kyle Rousay
Name: Kyle Rousay
Title: Chief Executive Officer

Date: December 16, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIO TINTO PLC

By:	/s/ Steven Allen
Name: Steven Allen
Title: Company Secretary

Date: December 16, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Steven Allen
Name: Steven Allen
Title: Director

Date: December 16, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7999674 CANADA INC.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

Date: December 16, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

46117 YUKON INC.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

Date: December 16, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

535630 YUKON INC.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

Date: December 16, 2022